United States securities and exchange commission logo





                              October 27, 2020

       Christopher Thompson
       Chief Executive Officer
       TriplePulse, Inc.
       3103 Neilson Way, Suite D
       Santa Monica, CA 90405

                                                        Re: TriplePulse, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed September 30,
2020
                                                            File No. 024-11329

       Dear Mr. Thompson:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed September 30, 2020

       Part I, Item 4, page i

   1. You disclose here that the number of securities you are offering is 12,618,056. Please revise this number to
include the amount of the bonus shares. You must qualify the bonus shares in this Form
1-A, and include the value of the bonus shares in the amount of securities being
offered in Part I, Item 4 of the Form 1-A. Note that the value of the bonus shares is the price at
which the non-bonus shares are being offered. See Note to paragraph
                                                        (a) of Rule 251 of
Regulation C, and revise Part I, Item 4 of the Form 1- A to include the bonus shares in the
offering.
       Cover Page of the Offering Circular, page 1

   2. Include the full mailing address of your principal executive offices and telephone number, including area code.
See Part II, Item 1(b) of Form 1-A.
 Christopher Thompson
FirstName
TriplePulse,LastNameChristopher Thompson
             Inc.
Comapany
October 27,NameTriplePulse,
             2020           Inc.
October
Page 2 27, 2020 Page 2
FirstName LastName
Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, page 12

3. You disclose that the subscription agreement contains a provision under which investors waive the right to a jury trial. Please tell us the provision in the subscription agreement under which investors waive the right to a jury trial or revise your disclosure.
The Subscription Agreement includes an exclusive venue provision..., page 12

4. Disclosure that the exclusive venue provision includes any action arising under the
         Securities Act or the Exchange Act is inconsistent with disclosure under "Provisions of
         Note in Our Subscription Agreement" on page 19 and disclosure in
Section 8 of the
         subscription agreement filed as Exhibit 4.1 that the exclusive venue provision is inapplicable to any claim arising under the federal securities laws. Please reconcile the disclosures. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the
         Exchange Act or its rules and regulations and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or its rules and regulations. If the exclusive venue provision applies to Securities Act claims, revise the disclosure to state that there is uncertainty on whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. If the exclusive venue provision does not apply to actions arising under the Securities Act or the
         Exchange Act, ensure that the exclusive venue provision in the subscription agreement states this clearly.
Bonus Shares; Discounted Price for Certain Investors, page 16

5. Disclosure indicates that you and the selling securityholder are offering up to 1,645,833 bonus shares. The bonus shares may be offered at a lower price, provided you describe fully the differentiated pricing or terms. Please revise to describe fully the differentiated pricing or terms.
Selling Securityholders, page 17

6. In tabular format, identify each selling securityholder, state the amount owned by the securityholder before the offering, the amount offered for his account, and the amount to be owned after the offering. At the bottom of the table, describe what percent of the pre-
         offering outstanding securities of the class the offering represents. See Part II, Item 5(d)
         of Form 1-A.
Use of Proceeds, page 19

7.       To the extent practicable, present information in the use of proceeds section in tabular
         format. Note that disclosure in the use of proceeds section should parallel the disclosure in the table on the cover page of the offering circular. Specifically, disclose the amounts
 Christopher Thompson
FirstName
TriplePulse,LastNameChristopher Thompson
             Inc.
Comapany
October 27,NameTriplePulse,
             2020           Inc.
October
Page 3 27, 2020 Page 3
FirstName LastName
         of gross proceeds and net proceeds to the company from its offering of up to 9,326,390 shares of common stock before stating the intended purposes for which the net proceeds to the company are intended to be used. Additionally, to the extent that the company will receive proceeds from the offering of up to 1,645,833 shares of common stock by the selling securityholder, present that information discretely. Furthermore, to the extent that the company will receive proceeds from the offering of up to 1,645,883 bonus shares of common stock, present that information discretely.
Security Ownership of Management and Certain Securityholders, page 32

8. Disclose the natural person or persons with voting and dispositive power for securities beneficially owned by a legal entity.
Securities Being Offered, page 33

9. Disclosure indicates that you have convertible promissory notes in the amount of
         $1,193,973 as of June 30, 2020. Tell us why you did not include the convertible promissory notes in the outstanding securities table in Part I, Item 1 of the Form 1-A.
Financial Statements, page 37

10. Please update your financial statements pursuant to Part F/S (b)(3) of Form 1-A, and revise the filing to provide updates on the impact of the COVID-19 pandemic on your business, the status of EIDL loan that was not yet funded as of August 25, 2020, and any other relevant matters.
Exhibits

11. If applicable, file as an exhibit any "testing the waters" materials. See Part III, Item
         17(13) of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Christopher Thompson
TriplePulse, Inc.
October 27, 2020
Page 4

       You may contact Effie Simpson, Staff Accountant at 202-551-3346 or Martin James,
Senior Advisor at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Edward Kelly, Senior Attorney at
(202) 551-3728
or Sherry Haywood, Staff Attorney at (202) 551-3345 with any other questions.



FirstName LastNameChristopher Thompson                    Sincerely,
Comapany NameTriplePulse, Inc.
                                                          Division of
Corporation Finance
October 27, 2020 Page 4                                   Office of
Manufacturing
FirstName LastName